# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: GEN Restaurant Group, Inc., CIK 0001891856
CUSIP: 36870C104
Title of class of securities: Class A Common Stock, par value $0.001
Address of issuer's principal executive offices: 11480 SOUTH ST., SUITE 205, CERRITOS, California (CA), 90703
Date of event which requires filing of this statement: 12/17/2023
Amends the filing with accession number 0001193125-23-184683
Filed by CIK 0001982566
Persons authorized to receive notices and communications: David Kim, 11480 SOUTH ST., SUITE 205, CERRITOS, California (CA), 90703, 562-356-9929

## Reporting persons
- David Wook Jin Kim (CIK 0001982566): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 11,049,840; sole dispositive power 0; shared dispositive power 11,049,840; aggregate amount beneficially owned 11,049,840 (68.6% of the class)
- DJK Trust, as Amended and Restated in 2007: type of reporting person: other (OO); citizenship or place of organization: California (CA); source of funds: other (OO); sole voting power 0; shared voting power 9,139,319; sole dispositive power 0; shared dispositive power 9,139,319; aggregate amount beneficially owned 9,139,319 (63.7% of the class)
  Comment: Trust
- Kim Family Living Trust, Surviving Spouse's Trust, Trust for Andrea: type of reporting person: other (OO); citizenship or place of organization: California (CA); source of funds: other (OO); sole voting power 0; shared voting power 586,217; sole dispositive power 0; shared dispositive power 586,217; aggregate amount beneficially owned 586,217 (9.8% of the class)
  Comment: Trust
- Kim Family Living Trust, Surviving Spouse's Trust, Trust for Solomon: type of reporting person: other (OO); citizenship or place of organization: California (CA); source of funds: other (OO); sole voting power 0; shared voting power 586,217; sole dispositive power 0; shared dispositive power 586,217; aggregate amount beneficially owned 586,217 (9.8% of the class)
  Comment: Trust
- Kim Family Living Trust, Surviving Spouse's Trust, Trust for Joy: type of reporting person: other (OO); citizenship or place of organization: California (CA); source of funds: other (OO); sole voting power 0; shared voting power 586,217; sole dispositive power 0; shared dispositive power 586,217; aggregate amount beneficially owned 586,217 (9.8% of the class)
  Comment: Trust
- Put Call Forever, LP: type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); source of funds: other (OO); sole voting power 0; shared voting power 151,870; sole dispositive power 0; shared dispositive power 151,870; aggregate amount beneficially owned 151,870 (2.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.001
Name of issuer: GEN Restaurant Group, Inc.
Address of issuer's principal executive offices: 11480 SOUTH ST., CERRITOS, California (CA), 90703
Comment:
This Amendment No. 1 to Schedule 13D (this "Amendment") relates to the Class A common stock, $0.001 par value per share (the "Class A Common Stock"), and the Class B common stock, $0.001 par value per share (the "Class B Common Stock"), of GEN Restaurant Group, Inc. (the "Issuer"), and amends and supplements the Schedule 13 D filed with the Securities and Exchange Commission on July 10, 2023 (the "Schedule 13D").

This Amendment is being filed to update the recorded holdings of the reporting persons in the Schedule 13 D after giving effect to that certain Reallocation Agreement, effective as of December 17, 2023 (the "Reallocation Agreement"), pursuant to which certain shares of Class B Common Stock and Class B limited liability company units ("Class B Units") of GEN Restaurant Companies, LLC, a Delaware limited liability company ("GEN LLC"), were transferred to the reporting persons for no consideration by Jae Chang, a director of the Issuer, and certain of his affiliates. In addition, this Ammendment corrects overstatements in the Schedule 13D with respect to the number of shares of Class B Common Stock held by each reporting person other than David Kim.

The address of the princial exective offices of the Issuer is 11480 South Street, Suite 205, Cerritos, California, 90703.

## Item 2. Identity and Background
Name of person filing:
The disclosure provided in Item 2 of the Schedule 13D is amended and restated to include the following disclosure:

This Amendment is being filed by David Kim, DJK Trust, as Amended and Restated in 2007 ("DJK Trust"), the Kim Family Living Trust, Surviving Spouse's Trust, Trust for Andrea ("Trust for Andrea"), the Kim Family Living Trust, Surviving Spouse's Trust, Trust for Solomon ("Trust for Solomon"), the Kim Family Living Trust, Surviving Spouse's Trust, Trust for Joy ("Trust for Joy"), and Through Put Call Forever LP, a Nevada limited partnership ("TPCF LP," and together with the foregoing persons and entities, collectively, the "Reporting Persons") pursuant to their agreement to the joint filing of this Amendment, attached as an exhibit hereto (the "Joint Filing Agreement").
As of the date of this statement, (i) DJK Trust is the record owner of 166,652 shares of Class A Common Stock and 8,972,667 shares of Class B Common Stock, (ii) Trust for Andrea is the record owner of 586,217 shares of Class B Common Stock, (iii) Trust for Solomon is the record owner of 586,217 shares of Class B Common Stock, and (iv) Trust for Joy is the record owner of 586,217 shares of Class B Common Stock. David Kim directly (whether through ownership interest or position) or indirectly may be deemed to control DJK Trust, Trust for Andrea, Trust for Solomon and Trust for Joy as trustee of each. As such, Mr. Kim may be deemed to have shared voting and dispositive power with respect to the shares of Class B Common Stock owned by DJK Trust, Trust for Andrea, Trust for Solomon and Trust for Joy. As such, Mr. Kim may be deemed to have shared beneficial ownership over such shares of Class B Common Stock. In addition, Through Put Call Forever LP, a Nevada limited partnership ("TPCF LP"), is the record owner of 151,870 shares of Class A Common Stock. Mr. Kim is a general partner of Through Put Call Forever LP and as such may be deemed to have shared voting and dispositive power over such shares of Class A Common Stock
Residence or business address: The address of the principal executive offices of the Issuer is 11480 South Street, Suite 205, Cerritos, California 90703
Present principal occupation or employment: Not applicable to DJK Trust, Trust for Andrea, Trust for Solomon, Trust for Joy, or TPCF LP. The present principal occupation of Mr. Kim is Chief Executive Officer and a director of the Issuer.
Criminal convictions in the last five years: None of the Reporting Persons has been convicted in a criminal proceeding during the last five years.
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws during the last five years.
Citizenship: Mr. Kim is a United States citizen. Each of DJK Trust, Trust for Andrea, Trust for Solomon and Trust for Joy are trusts formed under the laws of the State of California. TPCF is a limited partnership formed under the laws of Nevada

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 to the Schedule 13D is hereby amended and supplemented as follows.
The Class B Common Stock and Class B Units transferred pursuant to the Reallocation Agreement were transferred to the Reporting Person for no consideration.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 to the Schedule 13D is hereby amended and supplemented as follows.

Pursuant to the Reallocation Agreement, certain shares of Class B Common Stock and Class B Units were transferred to the Reporting Persons for no consideration by Jae Chang, a director of the Issuer, and certain of his affiliates to update the recorded holdings of the Reporting Persons following the IPO to more appropriately reflect the relative value of the equity interest contributed pursuant to Contribution Agreements (as defined in the Reallocation Agreememt). A copy of the Reallocation Agreement is attached hereto as Exhibit 99.2 and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The disclosure provided in Item 5 of the Schedule 13D is amended and restated to include the following disclosure.

The responses to this Item 5 and the information on the cover pages hereto are based on 5,375,752 shares of Class A Common Stock outstanding as of February 28, 2025, as reported in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2024.

The information set forth in Items 2, 3 and 6 of this Amendment and the cover pages of this Amendment is hereby incorporated by reference into this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose: As of the date of this Amendment, (1) David Kim has shared beneficial ownership of 318,522 shares of Class A Common Stock and 10,731,318 shares of Class B Common Stock, which represents 68.6% beneficial ownership of the Issuer's Class A Common Stock, if such shares of Class B Common Stock and corresponding Class B Units of GEN LLC were exchanged for Class A Common Stock; (2) the DJK Trust has shared beneficial ownership of 166,652 shares of Class A Common Stock and 8,972,667 shares of Class B Common Stock, which represents 63.7% beneficial ownership of the Issuer's Class A Common Stock, if such shares of Class B Common Stock and corresponding Class B Units of GEN LLC were exchanged for Class A Common Stock; (3) each of the Trust for Andrea; the Trust for Solomon, and the Trust for Joy has shared beneficial ownership of 586,217 shares of Class B Common Stock, which represents 9.8% beneficial ownership of the Issuer's Class A Common Stock, if such shares of Class B Common Stock and corresponding Class B Units of GEN LLC were exchanged for Class A Common Stock; and (4) TPCF has shared beneficial ownership of 151,870 shares of Class A Common Stock, which represents 2.8% beneficial ownership of the Issuer's Class A Common Stock.
Transactions in the class effected during the past sixty days: The Reporting Persons have not effected any transactions during the past 60 days.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: None

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 to the Schedule 13D is hereby amended and supplemented as follows.

Item 4 above summarizes certain provisions of the Reallocation Agreement and is incorporated herein by reference. A copy of the Reallocation Agreement is attached as an exhibit hereto and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Joint Filing Agreement, dated April 30, 2025.
99.2 Reallocation Agreement, dated December 17, 2023, by and among the Reporting Persons and the other parties thereto.

## Signatures
- David Wook Jin Kim: /s/ David Kim, Director and Chief Executive Officer (04/30/2025)
- DJK Trust, as Amended and Restated in 2007: /s/David Kim, Trustee (04/30/2025)
- Kim Family Living Trust, Surviving Spouse's Trust, Trust for Andrea: /s/ David Kim, Trustee (04/30/2025)
- Kim Family Living Trust, Surviving Spouse's Trust, Trust for Solomon: /s/ David Kim, General Partner (04/30/2025)
- Kim Family Living Trust, Surviving Spouse's Trust, Trust for Joy: /s/ David Kim, Trustee (04/30/2025)
- Put Call Forever, LP: /s/ David Kim, General Partner (04/30/2025)